UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

华能国际电力股份有限公司

HUANENG POWER INTERNATIONAL, INC.
(Name of Issuer)

Overseas Listed Shares, par value RMB1.00 per share
(Title of Class of Securities)

443304100**
(CUSIP Number)

China Huaneng Group Treasury Management (Hong Kong) Limited RM 1105-07, 11/F, Harbour CTR 25 Harbour Rd, Wanchai Hong Kong, The People’s Republic of China +852-2827-0108	China Hua Neng Group Hong Kong Limited RM 1105-07, 11/F, Harbour CTR 25 Harbour Rd, Wanchai Hong Kong, The People’s Republic of China +852-2827-0108

China Huaneng Group Co., Ltd Huaneng Building 6 Fuxingmennei Street, Xicheng District Beijing 1000031, The People’s Republic of China +86-10 6322 8800

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 28, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D constitutes an initial Schedule 13D filed jointly by each of China Huaneng Group Treasury Management (Hong Kong) Limited (“Huaneng Treasury Management”), China Hua Neng Group Hong Kong Limited (“Huaneng Hong Kong”) and China Huaneng Group Co., Ltd (“Huaneng Group Company,” together with Huaneng Treasury Management and Huaneng Hong Kong, the “Reporting Persons,” and each a “Reporting Person”), with respect to overseas listed shares (“H Shares”), par value RMB1.00 per share, of Huaneng Power International, Inc. (the “Issuer,” or the “Company”), a company limited by shares organized under the laws of the People’s Republic of China (excluding, for the purposes of this Schedule 13D only, Hong Kong, Macau and Taiwan, the “PRC”). Other than H Shares, the Company also issued domestic A Shares (“A Shares,” together with H Shares, “Shares” and each, a “Share”), par value RMB1.00 per share.

** This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing 40 H Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 443304100	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS China Huaneng Group Treasury Management (Hong Kong) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 116,212,000 H Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 116,212,000 H Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,212,000 H Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.47% of the H Shares(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Representing 116,212,000 H Shares directly held by Huaneng Treasury Management as of June 2, 2020.

(2)	Based on 4,700,383,440 H Shares outstanding as of May 31, 2020 as disclosed in the Company’s Monthly Return of Equity Issuer on Movements in Securities as submitted with The Stock Exchange of Hong Kong (“Hong Kong Stock Exchange”) on June 1, 2020 (available at https://www1.hkexnews.hk/listedco/listconews/sehk/2020/0601/2020060102720.pdf) (the “May 2020 Monthly Return”).

CUSIP No. 443304100	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS China Hua Neng Group Hong Kong Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) BK, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 472,000,000 H Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 472,000,000 H Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 472,000,000 H Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.04% of the H Shares (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Representing 472,000,000 H Shares directly held by Huaneng Hong Kong as of June 2, 2020.

(2)	Based on 4,700,383,440 H Shares outstanding as of May 31, 2020 as disclosed in the May 2020 Monthly Return.

CUSIP No. 443304100	13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS China Huaneng Group Co., Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 588,212,000 H Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 588,212,000 H Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 588,212,000 H Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.51% of the H Shares (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Representing 116,212,000 H Shares directly held by Huaneng Treasury Management and 472,000,000 H Shares directly held by Huaneng Hong Kong as of June 2, 2020. Huaneng Treasury Management was incorporated in Hong Kong and is wholly owned by China Huaneng Group (Hong Kong) Treasury Management Holding Limited, a company incorporated in British Virgin Islands and in turn wholly owned by Huaneng Group Company. Huaneng Hong Kong was incorporated in Hong Kong and is wholly owned by Huaneng Group Company.

(2)	Based on 4,700,383,440 H Shares outstanding as of May 31, 2020 as disclosed in the May 2020 Monthly Return.

In addition to 588,212,000 H Shares, Huaneng Group Company also beneficially owns 6,682,980,866 A Shares as of June 2, 2020. Each Share is entitled to one vote on all such matters submitted for voting to the shareholders at the shareholders’ general meetings of the Company, except for meetings of a special class of shareholders where only holders of shares of the affected class are entitled to vote on the basis of one vote per share of the affected class. Based on 15,698,093,359 Shares of the Company, consisting of 4,700,383,440 H Shares and 10,997,709,919 A Shares, outstanding as of May 31, 2020 as disclosed in the May 2020 Monthly Return, Huaneng Group Company beneficially owns 46.32% of the total outstanding Shares of the Company as of June 2, 2020.

CUSIP No. 443304100	13D	Page 5 of 12 Pages

Item 1. Security and Issuer.

Huaneng Power International, Inc. (the “Issuer,” or the “Company”), is a company limited by shares organized under the laws of the PRC. The Issuer’s outstanding ordinary shares consist of A Shares and H Shares, each with a par value of RMB1.00 per share. Each Share is entitled to one vote on all such matters submitted for voting to the shareholders at the shareholders’ general meetings of the Company, except for meetings of a special class of shareholders where only holders of shares of the affected class are entitled to vote on the basis of one vote per share of the affected class. This Schedule 13D relates to H Shares of the Issuer.

The address of the Issuer’s principal executive offices is Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC.

Item 2. Identity and Background.

(a)–(c), (f) This Schedule 13D is being filed jointly by each of Huaneng Treasury Management, Huaneng Hong Kong and Huaneng Group Company (collectively, the “Reporting Persons,” and each a “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. Huaneng Hong Kong and Huaneng Group Company may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the H Shares directly held by Huaneng Hong Kong regarding the transactions described in Item 4 of this Schedule 13D. Huaneng Treasury Management and Huaneng Group Company may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the H Shares directly held by Huaneng Treasury Management regarding the transactions described in Item 4 of this Schedule 13D.

Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the H Shares (including H Shares represented by the ADSs) held by each other Reporting Person.

The agreement by and among the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k).

Huaneng Treasury Management is incorporated in Hong Kong as an investment management subsidiary of Huaneng Group Company and a wholly owned subsidiary of China Huaneng Group (Hong Kong) Treasury Management Holding Limited (“Huaneng Treasury Management Holding”). Huaneng Treasury Management Holding is incorporated in British Virgin Islands as an investment holding vehicle and in turn wholly owned by Huaneng Group Company. The principal business address of Huaneng Treasury Management is RM 1105-07, 11/F, Harbour CTR, 25 Harbour Rd, Wanchai, Hong Kong.

Huaneng Hong Kong is a power generation company incorporated in Hong Kong and a wholly owned subsidiary of Huaneng Group Company. The principal business address of Huaneng Hong Kong is RM 1105-07, 11/F, Harbour CTR, 25 Harbour Rd, Wanchai, Hong Kong.

Huaneng Group Company is a power generation company incorporated in the PRC. The principal business address of Huaneng Group Company is Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC.

CUSIP No. 443304100	13D	Page 6 of 12 Pages

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.

(d) – (e) During the last five years, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, any of its respective executive officers and directors named on Schedule A has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

I. Subscription of newly-issued H Shares by Huaneng Hong Kong on December 28, 2010

Pursuant to certain H Shares subscription agreement (the “H Shares Subscription Agreement”), dated January 15, 2010, by and between Huaneng Hong Kong and the Company, as amended and supplemented by the supplemental agreement (the “Supplemental Agreement”), dated July 26, 2010, in connection with the proposed New A Share Issuance (as defined below) of 1,500 million A Shares, the Company agreed to issue to Huaneng Hong Kong and Huaneng Hong Kong agreed to subscribe for 500 million H Shares of the Company subject to the approval of the China Securities Regulatory Commission (the “New H Share Issuance”). If the ultimate total shares to be issued out of the New A Share Issuance were less than 1,500 million A Shares, the number of H Shares to be issued to Huaneng Hong Kong should correspondingly be adjusted on a pro rata basis. The subscription price per newly-issued H Share should be based on the average trading price per H Share as quoted on Hong Kong Stock Exchange for the twenty trading days immediately prior to the date of publication the resolutions of the board of directors of the Company on the New A Share Issuance and the New H Share Issuance (the “Base Price”), with a share price premium of 3%.

The New A Share Issuance referred to the placement of not exceeding 1,500 million new A Shares of the Company to no more than 10 designated investors including Huaneng Group Company, as provided by certain A Shares subscription agreement, dated January 15, 2010, by and between Huaneng Group Company and the Company, as amended and supplemented on July 26, 2010.

The resolutions of the board of directors of the Company on the New A Share Issuance and the New H Share Issuance were adopted and announced to the public on July 27, 2010.

As resolved at the extraordinary general meeting and the H Share class meeting held on September 10, 2010, respectively, the Company proposed to issue (i) no more than 1,500 million newly-issued A Shares by way of placement to no more than 10 designated investors including Huaneng Group Company, which would subscribe for no more than 500 million new A Shares, and (ii) no more than 500 million newly-issued H Shares to Huaneng Hong Kong at a share subscription price of HK$4.73 per share as calculated based on the Base Price of July 27, 2010 according to the New H Share Issuance (“Placement Plan”).

On December 28, 2010, the Company completed the placement of 500 million H Shares to Huaneng Hong Kong at the subscription price of HK$4.73 per share.

As a result of such subscription, Huaneng Group Company, through Huaneng Hong Kong, beneficially owned an aggregate of 520 million H Shares as of December 28, 2010, accounting for 14.63% of the 3,555,383,440 then total outstanding H Shares of the Company. In addition, Huaneng Group Company beneficially owned 6,634,663,321 A Shares as of December 28, 2010, which, together with the 520 million H Shares, accounting for 50.90% of the total outstanding Shares of the Company.

CUSIP No. 443304100	13D	Page 7 of 12 Pages

Copies of each of the H Shares Subscription Agreement and Supplemental Agreement are attached hereto as Exhibit B, and Exhibit C, respectively. A description of the Placement Plan was disclosed in the Company’s current report on Form 6-K furnished to the SEC on July 27, 2010. Announcement regarding the completion of subscription of H Shares by Huaneng Hong Kong was disclosed in the Company’s current report on Form 6-K furnished to the SEC on December 30, 2010.

The funding for the foregoing subscription of H Shares by Huaneng Hong Kong was provided by a combination of working capital of Huaneng Hong Kong and a loan facility of US$250 million as provided by China Construction Bank Corporation, Hong Kong Branch as committed in a facility letter dated November 30, 2010 (the “Facility Letter”). The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Facility Letter, a copy of which is filed as Exhibit D and is incorporated herein by reference in its entirety.

II. Disposition of H Shares by Huaneng Hong Kong in August 2012

From August 1, 2012 to August 14, 2012, Huaneng Hong Kong sold a total of 48 million H Shares in the open market at an average price of HK$5.45 at Hong Kong Stock Exchange. As a result of such disposition, Huaneng Hong Kong held an aggregate of 472 million H Shares as of August 14, 2012, accounting for 13.27% of the total outstanding H Shares of the Company, based on a total of 3,555,383,440 outstanding H Shares as of July 31, 2012 as disclosed in the Company’s Monthly Return of Equity Issuer on Movements in Securities as submitted with Hong Kong Stock Exchange on August 2, 2012 (available at https://www1.hkexnews.hk/listedco/listconews/sehk/2012/0802/ltn20120802963.pdf) (the “July 2012 Monthly Return”) .

III. Purchase of H Shares by Huaneng Treasury Management in May and June 2020

From May 11, 2020 and to June 2, 2020, Huaneng Treasury Management acquired a total of 116,212,000 H Shares through open market purchase at an average price of HK$2.8572 at Hong Kong Stock Exchange according to the Shareholding Increasing Plan as described in Item 4, accounting for 2.47% of the total outstanding H Shares of the Company, based on 4,700,383,440 H Shares outstanding as of May 31, 2020 as disclosed in the May 2020 Monthly Return.

The funding for the foregoing acquisition and the Shareholding Increasing Plan of H Shares by Huaneng Treasury Management was and is anticipated to be provided by general working capital of Huaneng Treasury Management.

Item 4. Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

The purpose of the Placement Plan by the Company to issue new A Shares and new H Shares was adjusting its capital structure, lowering the gearing ratio and satisfying more appropriately the requirements of funds for its new construction projects. Huaneng Hong Kong’s subscription of the newly-issued 500 million H Shares in December 2010 and disposition of 48 million H Shares in the open market in 2012 were for general investment purposes.

On May 13, 2020, Huaneng Treasury Management notified the Company that it had acquired 15 million H Shares through open market purchase at Hong Kong Stock Exchange (the “First Shareholding Increase”). Based on its needs and market conditions, Huaneng Treasury Management intended to continue to increase its holding of H Shares through open market purchase at Hong Kong Stock Exchange within the next six months from the date of the First Shareholding Increase in an aggregate amount not exceeding 2.00% of the total outstanding Shares of the Company (including H Shares acquired in the First Shareholding Increase) (the “Shareholding Increasing Plan”). The Shareholding Increasing Plan was for general investment purposes.

CUSIP No. 443304100	13D	Page 8 of 12 Pages

Huaneng Treasury Management undertakes that it will not reduce its shareholdings in the Company during the implementation of the Shareholding Increasing Plan and any statutory period under laws and regulations in the PRC.

The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Company, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Company owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4.

Except as set forth in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to, at any time and from time to time, review or reconsider their position and/or change their purpose and/or, either separately or together with other persons, formulate plans or proposals with respect to those items in the future depending upon then existing factors.

Item 5. Interest in Securities of the Issuer.

I. Interest in H Shares as of December 28, 2010 after subscription of 500 million newly-issued H Shares by Huaneng Hong Kong

(a)–(b) The information set forth in Item 2 above is hereby incorporated by reference.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Huaneng Treasury Management	0	0	0	0	0	0
Huaneng Hong Kong	520,000,000	14.63%	520,000,000	0	520,000,000	0
Huaneng Group Company	520,000,000	14.63%	520,000,000	0	520,000,000	0

As of December 28, 2010, 520,000,000 H Shares were directly held by Huaneng Hong Kong, a wholly-owned subsidiary of Huaneng Group Company.

The percentage of class of securities beneficially owned by each Reporting Person was based on a total of 3,555,383,440 H Shares of the Company outstanding as of December 28, 2010.

Except as otherwise stated herein, each Reporting Person expressly disclaimed any beneficial ownership of the H Shares held by each other Reporting Person.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons had effected any transaction in the H Shares during the 60 days prior to December 28, 2010.

CUSIP No. 443304100	13D	Page 9 of 12 Pages

(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the H Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

II. Interest in H Shares as of August 14, 2012 after disposition of 48 million H Shares by Huaneng Hong Kong

(a)–(b) The information set forth in Item 2 above is hereby incorporated by reference.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Huaneng Treasury Management	0	0	0	0	0	0
Huaneng Hong Kong	472,000,000	13.27%	472,000,000	0	472,000,000	0
Huaneng Group Company	472,000,000	13.27%	472,000,000	0	472,000,000	0

As of August 14, 2012, 472,000,000 H Shares were directly held by Huaneng Hong Kong, a wholly-owned subsidiary of Huaneng Group Company.

The percentage of class of securities beneficially owned by each Reporting Person was based on a total of 3,555,383,440 H Shares of the Company outstanding as of July 31, 2012 as disclosed in the July 2012 Monthly Return.

Except as otherwise stated herein, each Reporting Person expressly disclaimed any beneficial ownership of the H Shares held by each other Reporting Person.

(c) Huaneng Hong Kong had individually engaged in and effected the following open market sells of H Shares in the 60 days prior to August 14, 2012:

Transaction Date	Type of Transaction	Number of H Shares	Average Price per H Share (HK$)
August 1, 2012	Sale	8,000,000	5.6689
August 2, 2012	Sale	10,000,000	5.6265
August 3, 2012	Sale	5,600,000	5.4988
August 6, 2012	Sale	14,400,000	5.2263
August 14, 2012	Sale	10,000,000	5.4103

Except as disclosed herein, none of the Reporting Persons had effected any transaction in the H Shares during the 60 days prior to August 14, 2012.

(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the H Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

III. Interest in H Shares as of November 13, 2014 after placement of new H Shares by the Company

(a)–(b) The information set forth in Item 2 above is hereby incorporated by reference.

CUSIP No. 443304100	13D	Page 10 of 12 Pages

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Huaneng Treasury Management	0	0	0	0	0	0
Huaneng Hong Kong	472,000,000	12.04%	472,000,000	0	472,000,000	0
Huaneng Group Company	472,000,000	12.04%	472,000,000	0	472,000,000	0

As of November 13, 2014, 472,000,000 H Shares were directly held by Huaneng Hong Kong, a wholly-owned subsidiary of Huaneng Group Company.

The percentage of class of securities beneficially owned by each Reporting Person was based on a total of 3,920,383,440 H Shares of the Company outstanding as of November 13, 2014 when the Company completed the placement to certain subscribers other than the Reporting Persons of 365,000,000 H Shares at the price of HK$8.60 per share as disclosed in the Company’s current report on Form 6-K furnished to the SEC on November 19, 2014.

Except as otherwise stated herein, each Reporting Person expressly disclaimed any beneficial ownership of the H Shares held by each other Reporting Person.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons had effected any transaction in the H Shares during the 60 days prior to November 13, 2014.

(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the H Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

IV. Interest in H Shares as of November 20, 2015 after placement of new H Shares by the Company

(a)–(b) The information set forth in Item 2 above is hereby incorporated by reference.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Huaneng Treasury Management	0	0	0	0	0	0
Huaneng Hong Kong	472,000,000	10.04%	472,000,000	0	472,000,000	0
Huaneng Group Company	472,000,000	10.04%	472,000,000	0	472,000,000	0

As of November 20, 2015, 472,000,000 H Shares were directly held by Huaneng Hong Kong, a wholly-owned subsidiary of Huaneng Group Company.

The percentage of class of securities beneficially owned by each Reporting Person was based on a total of 4,700,383,440 H Shares of the Company outstanding as of November 20, 2015 when the Company completed the placement to certain subscribers other than the Reporting Persons of 780,000,000 H Shares at the price of HK$7.32 per share as disclosed in the Company’s current report on Form 6-K furnished to the SEC on November 20, 2015.

Except as otherwise stated herein, each Reporting Person expressly disclaimed any beneficial ownership of the H Shares held by each other Reporting Person.

CUSIP No. 443304100	13D	Page 11 of 12 Pages

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons had effected any transaction in the H Shares during the 60 days prior to November 20, 2015.

(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the H Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

V. Interest in H Shares as of June 2, 2020 after purchase of H Shares by Huaneng Treasury Management in May and June 2020

(a)–(b) The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The information set forth in Item 2 above is hereby incorporated by reference.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Huaneng Treasury Management	116,212,000	2.47%	116,212,000	0	116,212,000	0
Huaneng Hong Kong	472,000,000	10.04%	472,000,000	0	472,000,000	0
Huaneng Group Company	588,212,000	12.51%	588,212,000	0	588,212,000	0

As of June 2, 2020, 116,212,000 H Shares were directly held by Huaneng Treasury Management and 472,000,000 H Shares were directly held by Huaneng Hong Kong. Huaneng Treasury Management is wholly owned by Huaneng Treasury Management Holding, a company incorporated in British Virgin Islands and in turn wholly owned by Huaneng Group Company. The principal business address of Huaneng Treasury Management Holding is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands. Huaneng Hong Kong is wholly owned by Huaneng Group Company.

The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 4,700,383,440 H Shares as of May 31, 2020 as disclosed in the May 2020 Monthly Return.

Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the H Shares held by each other Reporting Person.

(c) Huaneng Treasury Management has individually engaged in and effected the following open market purchases of H Shares in the past 60 days:

Transaction Date	Type of Transaction	Number of H Shares	Average Price per H Share (HK$)
May 11, 2020	Purchase	15,000,000	2.8043
May 12, 2020	Purchase	17,000,000	2.7703
May 13, 2020	Purchase	4,530,000	2.8825
May 14, 2020	Purchase	6,664,000	2.8761
May 15, 2020	Purchase	3,510,000	2.8919
May 18, 2020	Purchase	8,000,000	2.8553
May 19, 2020	Purchase	10,000,000	2.8841
May 20, 2020	Purchase	1,200,000	2.9000
May 21, 2020	Purchase	9,212,000	2.9505
May 22, 2020	Purchase	18,000,000	2.8507
May 25, 2020	Purchase	94,000	2.7806
May 27, 2020	Purchase	306,000	2.9000
May 28, 2020	Purchase	14,470,000	2.8874
May 29, 2020	Purchase	6,226,000	2.8792
June 2, 2020	Purchase	2,000,000	2.9805

CUSIP No. 443304100	13D	Page 12 of 12 Pages

Except as disclosed herein, none of the Reporting Persons has effected any transaction in the H Shares in the past 60 days.

(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the H Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement dated June 3, 2020 by and among the Reporting Persons.

B	H Shares Subscription Agreement, dated January 15, 2010, by and between Huaneng Power International, Inc. and China Hua Neng Group Hong Kong Limited

C	Supplemental Agreement to H Shares Subscription Agreement, dated July 26, 2010, by and between Huaneng Power International, Inc. and China Hua Neng Group Hong Kong Limited

D	Facility Letter, dated November 30, 2010, between China Construction Bank Corporation, Hong Kong Branch and China Hua Neng Group Hong Kong Limited

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 3, 2020

China Huaneng Group Treasury Management (Hong Kong) Limited	By:	/s/ Haisong Qiu
		Name:	Haisong Qiu
		Title:	Executive Director

China Hua Neng Group Hong Kong Limited	By:	/s/ Weijie Lin
		Name:	Weijie Lin
		Title:	Executive Director

China Huaneng Group Co., Ltd	By:	/s/ Yinghui Li
		Name:	Yinghui Li
		Title:	Authorized Signatory

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

The following is a list of all executive officers and directors of each of the Reporting Persons and certain other information with respect to each executive officer and director. Each of Huaneng Treasury Management’s executive officers and directors’ business address is c/o RM 1105-07, 11/F, Harbour CTR, 25 Harbour Rd, Wanchai, Hong Kong; each of Huaneng Hong Kong’s executive officers or directors’ business address is c/o RM 1105-07, 11/F, Harbour CTR, 25 Harbour Rd, Wanchai, Hong Kong; each of Huaneng Group Company’s executive officers or directors’ business address is c/o Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC. None of the executive officers and directors of each of the Reporting Persons owns H Shares.

Executive Officers and Directors of Huaneng Treasury Management

Name	Principal Occupation or Employment at the Reporting Persons	Citizenship
Haisong Qiu	Executive Director	Chinese

Executive Officers and Directors of Huaneng Hong Kong

Name	Principal Occupation or Employment at the Reporting Persons	Citizenship
Weijie Lin	Executive Director	Chinese
Xi Chen	President	Chinese
Zhongqian Wei	CFO	Chinese

Executive Officers and Directors of Huaneng Group Company

Name	Principal Occupation or Employment at the Reporting Persons	Citizenship
Yinbiao Shu	Chairman of the Board of Directors	Chinese
Jianling Deng	Director and General Manager	Chinese
Sen Wang	Director	Chinese
Fusheng Zhang	Outside Director	Chinese
Yuanchao Zhu	Outside Director	Chinese
Diancheng Shen	Outside Director	Chinese
Zhengping Zou	Outside Director	Chinese
Qiying Xu	Outside Director	Chinese

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Person (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to H Shares, par value of RMB1.00 per share, of Huaneng Power International, Inc., a PRC company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of June 3, 2020.

China Huaneng Group Treasury Management (Hong Kong) Limited	By:	/s/ Haisong Qiu
		Name:	Haisong Qiu
		Title:	Executive Director

China Hua Neng Group Hong Kong Limited	By:	/s/ Weijie Lin
		Name:	Weijie Lin
		Title:	Executive Director

China Huaneng Group Co., Ltd	By:	/s/ Yinghui Li
		Name:	Yinghui Li
		Title:	Authorized Signatory

Exhibit B

H Share Subscription Agreement

This H Share Subscription Agreement (this "Agreement"), dated as of January 15, 2010, is made by and between:

Huaneng Power International, Inc., a company limited by shares incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, the New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively, with its registered address at West Wing, Building C, Tianyin Mansion, No. 2C Fuxingmennan Street, Xicheng District, Beijing (the "Company");

And

China Hua Neng Group Hong Kong Limited, a company with limited liabilities incorporated Hong Kong with its registered address at No.4611-4618, 46th Floor, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong ("Hua Neng HK").

The Parties agree as follows:

1.	INTERPRETATION

1.1	Definition

Unless otherwise required under its context, the defined terms used in this Agreement shall have the meaning ascribed to them in Schedule I.

1.2	Sections and schedules

Unless otherwise required under its context, reference to any article, section and schedule in this Agreement shall mean the article, section and schedule of this Agreement.

1.3	Person

Reference to "person" in this Agreement shall include any individual, company, corporation or other economic organization, governmental authority or agency, joint venture, association, partnership, trade union (incorporated or not), and the successors and permitted assigns of such person.

1.4	Headings

No heading in this Agreement shall affect interpretation of this Agreement.

1.5	Miscellaneous

Unless otherwise expressly provided or required under its context:

1.5.1       use of "hereof", "herein", "hereunder" and any other term of similar meaning shall refer to this Agreement as a whole, rather than any particular term of this Agreement;

1.5.2       inclusive terms in this Agreement shall not be construed as terms of limitation, so that reference to any included matter will be regarded as illustrative without being either characterizing or exhaustive.

1.5.3       reference to any contract or document in this Agreement shall include any of its amendments, updates, supplements, restatements or substitutions made from time to time, including without limitation any amendments agreed by the parties in response to comments from any competent government agency; and

1.5.4       if any obligation shall be performed or any event shall occur on or by any date which is not a business day, such obligation shall be performed or such event shall occur on the business day immediately following such date.

2.	SHARE SUBSCRIPTION

2.1	Subscription of New H Shares

In accordance with the terms and subject to the conditions of this Agreement and in reliance on the representations and warranties contained herein, the Company agrees to issue to Hua Neng HK and Hua Neng HK agrees to subscribe for 400 million new H Shares of the Company ("New H Shares") while in any event the issue size shall not exceed the number as approved by the CSRC. The New H Shares are not subject to any Encumbrance.

If the aggregate number of shares to be issued out of the issuance of new A Shares is less than 1,200 million shares, then the number of H Shares to be issued to Hua Neng HK shall correspondingly be adjusted. The calculation shall be as follows: number of New H Shares = 400 million shares X Aggregate number of actual shares to be issued out of the issuance of new A Shares / 1,200 million shares, provided that in any event the issue size shall not exceed the number as approved by the CSRC.

2.2	Subscription price per New H Share

The subscription price per New H Share in the issuance of new H Shares ("Price per Share") shall be the higher of the average trading price per H share of the Company as quoted on the Stock Exchange for the twenty trading days immediately prior to the Price Determination Date (average trading price of the Company’s H shares for the twenty trading days immediately prior to the Price Determination Date = aggregate amount of H Shares traded on the Stock Exchange for the twenty trading days immediately prior to the Price Determination Date / aggregate number of H Shares traded on the Stock Exchange for the twenty trading days immediately prior to the Price Determination Date) or the closing price per H Share of the Company on the last trading day as quoted on the Stock Exchange immediately prior to the Price Determination Date, with a share price premium of 5% (i.e. at HK$4.97 per New H Share).

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Notwithstanding the foregoing, if the Company carries out any distribution of equity interest, conversion of shares from reserve fund or placing having the effect of ex-rights, ex-dividend, etc. prior to the closing of the issuance of New H Shares, the Price per Share and the number of New H Shares to be issued shall be adjusted correspondingly.

The Parties agree that upon final determination of the Price per Share and the number of New H Shares to be subscribed for by Hua Neng HK, a letter confirming thereof will be signed by the respective authorized representatives of the Parties on the Closing Date, which letter shall be annexed hereto, form an integral part of and have the same legal effect of this Agreement.

2.3	Aggregate subscription amount

The aggregate subscription amount by Hua Neng HK in the issuance of New H Shares (the "Aggregate Subscription Amount") shall be the product of the Price per Share and the number of the H Shares subscribed for by Hua Neng HK. The Aggregate Subscription Amount shall be payable by Hua Neng HK to the Company in accordance with Section 3.2 of this Agreement.

2.4	Lock-up period

Hua Neng HK undertakes not to deal in or transfer of any of the New H Shares within a period of 12 months from the completion of the issuance of New H Shares.

3.	CLOSING

3.1	Date and place

The Closing shall take place on the Closing Date at the place agreed by the Parties.

3.2	Actions upon Closing

3.2.1       Upon Closing, Hua Neng HK shall deliver to the Company an irrevocable wire transfer instruction duly signed by Hua Neng HK whereby the Aggregate Subscription Amount shall be transferred from a bank account designated by Hua Neng HK to a bank account designated by the Company (the "Company Account"). Details of the Company Account shall be notified by the Company to Hua Neng HK in writing no less than seven (7) business days prior to the Completion Date.

3.2.2       The Company shall appoint a PRC certified public accountant to conduct capital verification and issue a capital verification report (the "Capital Verification Report") in respect of the aforesaid payment by Hua Neng HK, and shall use its reasonable efforts to have the Capital Verification Report issued as soon as possible by such certified public accountant.

3.2.3       Upon issuance of the Capital Verification Report, the Company shall submit an application in writing to Hong Kong Securities Clearing Co., Ltd. for registration of Hua Neng HK as the holder of the New H Shares on the same day of the issuance of the Capital Verification Report. Hua Neng HK may exercise its rights as shareholder of the New H Shares upon completion of such registration.

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4.	COVENANTS

At the request of the other Party, each of the Company and Hua Neng HK shall use its reasonable best efforts to complete any and all acts and execute any and all documents required to perform and give full effect to this transaction, or to cause such acts and documents to be completed and executed.

5.	WARRANTIES

5.1	Representations and warranties by the Company

The Company warrants to Hua Neng HK that each of the following representations and warranties is true, accurate, complete and not misleading as of the date of this Agreement and the Closing Date (as if it is made again on the Closing Date):

5.1.1       The Company is a company limited by shares duly incorporated and validly existing under the PRC laws;

5.1.2       The Company has full powers and authorities to conduct the businesses currently conducted by it and to execute and deliver this Agreement;

5.1.3       Subject to obtaining the approvals required for issuance of the New H Shares set forth in Schedule II, execution and performance of this Agreement has not and will not (i) violate applicable laws to which the Company is subject or by which it is bound, or (ii) conflict with or result in breach of any organizational document of the Company or any material contract to which the Company is a party; and

5.1.4       This Agreement has been duly executed by the Company. The Company has taken all corporate actions necessary to properly authorize its execution and performance of this Agreement, except for the approval at the general meeting of Company's shareholders.

5.2	Representations and warranties by Hua Neng HK

Hua Neng HK warrants to the Company that each of the following representations and warranties is true, accurate, complete and not misleading as of the date of this Agreement and the Closing Date (as if it is made again on the Closing Date):

5.2.1       Hua Neng HK is a business entity duly incorporated and validly existing under the laws of Hong Kong;

5.2.2       Hua Neng HK has full powers and authorities to conduct the businesses currently conducted by it and to execute and deliver this Agreement;

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5.2.3       Subject to obtaining the approvals required for issuance of the New H Shares set forth in Schedule II, execution and performance of this Agreement has not and will not (i) violate applicable laws to which Hua Neng HK is subject or by which it is bound, or (ii) conflict with or result in breach of any organizational document of Hua Neng HK or any material contract to which Hua Neng HK is a party; and

5.2.4       This Agreement has been duly executed by Hua Neng HK. Hua Neng HK has taken all corporate actions necessary to properly authorize its execution and performance of this Agreement.

6.	CONDITIONS

6.1	Conditions of each Party's obligations

The Completion obligations of each Party under this shall arise upon the satisfaction or proper waiver of the following conditions precedent by the Stop Date:

6.1.1       The approvals set forth in Schedule II hereto have been duly obtained and continue to have full effect as of the Closing Date.

6.1.2       all conditions precedent contained in the A Shares Subscription

Agreement (other than those set forth under Section 6.1.2 thereof) have been satisfied or properly waived;

6.1.3       the competent government authorities have not issued, promulgated or implemented any law, regulations, rules, guidance, order or notice prohibiting the Closing of the transaction contemplated under this Agreement;

6.1.4       each of the representations and warranties made by the Company under Section 5.1 of this Agreement is true and accurate in all material respects as of the date hereof and shall continue to be true and accurate in all material respects as of the Closing Date (as of it is made again on the Closing Date); and

6.1.5       each of representations and warranties made by Hua Neng HK under Section 5.2 of this Agreement is true and accurate in all material respects as of the date hereof and shall continue to be true and accurate in all material respects as of the Closing Date (as of it is made again on the Closing Date).

6.2	Conditions unsatisfied

6.2.1       Each Party shall have the right to terminate this Agreement with immediate effect if any of the conditions under Section 6.1 of this Agreement is not satisfied or properly waived by the Stop Date.

6.2.2        Each Party's rights and obligations under this Agreement shall terminate simultaneously upon termination of this Agreement, other than those accrued prior to such termination.

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7.	REMEDIES

7.1	Right of termination

At any time prior to the Closing, if (i) any Party materially breaches any provision hereunder and (ii) the breaching Party fails to make correction of such breach within thirty (30) days after delivery of notice from the non-breaching Party in writing requiring such correction, the non-breaching Party may elect to effect Closing or terminate this Agreement with a notice to the breaching Party in writing.

7.2	Effect of termination

Each Party's rights and obligations under this Agreement shall terminate simultaneously upon termination of this Agreement by any Party under Section 7.1, other than those accrued prior to such termination.

7.3	Indemnities

The breaching Party shall indemnify the non-breaching Party against any loss, liability and/or reasonable expense incurred or suffered by the non-breaching Party (directly or indirectly) as a result of breach by the breaching Party of any of its representations, warranties, covenants or obligations under this Agreement.

8.	CONFIDENTIALITY

8.1	In this Article 8:

"Confidential Information" means the contents of this Agreement and all information disclosed (in writing, orally or otherwise and directly or indirectly) by one Party (the "Disclosing Party") to the other Party (the "Receiving Party") before or after the date of this Agreement, including any information relating to the Disclosing Party's customers, technology applications and codes, internal policies, products, operations, processes, plans or proposals, proprietary technologies, design rights, trade secrets, market opportunities and business affairs, and any other non-public financial information, including any Key Information: and

"Key Information" means (i) any information relating to the customers of the Disclosing Party; (ii) any communication between the Disclosing Party and the competent regulatory authority; and (iii) any other proprietary or confidential information which the Disclosing Party is prohibited by applicable laws from disclosure or to which the Disclosing Party is obliged to keep in confidence as it is with respect to the information under items (i) and (ii) above.

8.2          (i) with respect to the Confidential Information (excluding Key Information), during the term of this Agreement and within three (3) years after termination or expiration of this Agreement, and (ii) with respect to the Key Information, at any time after the date of this Agreement and unless with prior written consent of the Disclosing Party, the Receiving Party:

6

8.2.1        may not use the Confidential information for any purpose other than performing its obligations under this Agreement;

8.2.2        may not disclose the Confidential Information to any person unless with prior written consent of the Disclosing Party or pursuant to Sections 8.3 and 8.4 of this Agreement; and

8.2.3        treat the Confidential Information of the other Party with the same degree of care as it treats its own Confidential Information.

8.3          During the term of this Agreement, the Receiving Party may disclose the Confidential Information to any of its directors, officers, employees or advisors (the "Recipient") if such disclosure is necessary to fulfill its obligations under this Agreement.

8.4          Before disclosing the Confidential Information to the Recipient, the Receiving Party shall ensure that the Recipient be aware of and will comply with the Receiving Party's confidentiality obligations under this Agreement, as if the Recipient is a party to this Agreement. The Receiving Party shall be held liable for any breach of the obligation of confidentiality by any of its Recipients.

8.5          Sections 8.2 to 8.4 of this Agreement shall not apply to the Confidential Information which:

8.5.1       is or becomes known to the public on or after the date of this Agreement without breach of this Agreement by the Receiving Party or the Recipient;

8.5.2       is, as evidenced by the Receiving Party to the reasonable satisfaction of the Disclosing Party, accessible by the Receiving Party prior to disclosure of the same to the Receiving Party to the disclosing party;

8.5.3       is independently developed by the Receiving Party or the Recipient; or

8.5.4       is otherwise required to be disclosed under applicable laws, legal proceedings, orders from any court with jurisdiction or requirements from any competent authority having jurisdiction over the Receiving Party.

9.	ANNOUNCEMENTS

Without prior consent with the other Party (which consent shall not be unreasonably withheld), neither Party may make any announcement, press release or circular in connection with the Transaction or the Issuance, unless it is made in accordance with applicable laws, the rules of the listing authority having jurisdiction over the shares of such Party, or requirements from the stock exchange on which the shares of such Party are listed or traded, any governmental or other authority to the jurisdiction of which such Party is subject.

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10.	FEES AND EXPENSES

Unless otherwise provided in this Agreement or related documents, each of the Parties shall pay its own fees and expenses incurred in connection with negotiation, drafting, execution, and performance of this Agreement and each document contemplated herein.

11.	GENERAL TERMS

11.1	Amendments

No amendment to this Agreement shall be effective unless it is made in writing and signed by or on behalf of each of the Parties.

11.2	Failure or delay in exercising rights

Failure or delay in exercising any right or remedy under this Agreement or the law shall not be prejudicial to or constitute waiver of such or any other right or remedy; and single or partial exercise of any right or remedy under this Agreement or the law shall not prevent any further exercise of such or any other right or remedy.

11.3	Non-exclusivity of remedy

The rights and remedies of each of the Parties under this Agreement are cumulative and do not exclude any right or remedy available under the law.

11.4	Continued validity

The obligations under this Agreement shall survive the Closing, unless such obligations have been fulfilled or otherwise provided herein.

12.	Entire agreement

This Agreement constitutes the entire agreements between the Parties with respect to the subject matter of this Agreement and supersedes any prior written or oral agreement between the Parties with respect to such subject matter.

13.	Transfer

Without prior written consent of the other Party, none of the Parties may assign, transfer or otherwise convey all or any of its obligations or rights under this Agreement.

14.	Force majeure

14.1        Unless otherwise provided herein, none of the Parties shall be held liable for breach of this Agreement to for its failure to perform all or any of its obligations under this Agreement due to the impact of Force Majeure; provided, however, that the party affected by the Force Majeure shall notify the other Party in writing of the occurrence of such impact within a reasonable period of time and provide evidence therefor in writing;

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14.2        The Party affected by Force Majeure shall make reasonable efforts to mitigate the loss incurred by the other Party due to the Force Majeure, and failure to do so shall make such Party liable for breach of this Agreement to the extent of any additional loss incurred by the other Party due to such failure.

15.	DISPUTE RESOLUTION

Any dispute arising from or in connection with this Agreement between the Parties shall be resolved negotiations in good faith by the Parties with all reasonable efforts. If such dispute is not resolved within thirty (30) days after one Party has provided written request for such negotiation to the other Party, each Party shall have the right to bring such dispute before a court in the PRC having jurisdiction in accordance with this Agreement.

16.	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the PRC laws.

17.	LANGUAGE AND EFFECT

This Agreement is made in Chinese and shall become effective upon proper execution by the Company and Hua Neng HK, which shall constitute legal, valid and binding obligations of each of the Parties and be enforceable in accordance with its terms.

18.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall constitute an original, and all of such counterparts together shall constitute a whole agreement.

9

SCHEDULE I

DEFINITIONS

SCHEDULE II

REQUIRED APPROVALS

(Signature page)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

Huaneng Power International, Inc. (seal)

By:	/s/Liu Guoyue
Name:	Liu Guoyue
Title:	President

(Signature page)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

China Hua Neng Group Hong Kong Limited (seal)

By:	/s/Hu Jingfeng
Name:	Hu Jingfeng
Title:	Executive Director

Exhibit C

Supplemental Agreement to H Share Subscription Agreement

This Supplemental Agreement (this "Agreement"), dated as of July 26, 2010, is made by and between:

Huaneng Power International, Inc., a company limited by shares incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, the New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively, with its registered address at West Wing, Building C, Tianyin Mansion, No. 2C Fuxingmennan Street, Xicheng District, Beijing (the "Company");

And

China Hua Neng Group Hong Kong Limited, a company with limited liabilities incorporated Hong Kong with its registered address at No.4611-4618, 46th Floor, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong ("Hua Neng HK").

Unless otherwise specified, capitalized terms used in this Agreement shall have the meaning ascribed to them in Schedule I to the H-Share Subscription Agreement dated as of January 15, 2010 between Huaneng Power International, Inc. and China Hua Neng Group Hong Kong Limited (the "H Share Subscription Agreement").

WHEREAS:

1.       The Company and Hua Neng HK entered into the H share subscription agreement dated as of January 15, 2010, whereby the Company agree to issue to Hua Neng HK and Hua Neng HK agree to subscribe for 400 million new H Shares of the Company while in any event the issue size shall not exceed the number as approved by the CSRC. The subscription price per New H Share shall be the higher of the average trading price per H share of the Company as quoted on the Stock Exchange for the twenty trading days immediately prior to the Price Determination Date or the closing price per H Share of the Company on the last trading day as quoted on the Stock Exchange immediately prior to the Price Determination Date, with a share price premium of 5%. If the aggregate number of shares to be issued out of the issue of new A Shares is less than 1,200 million shares, then the number of H Shares to be issued shall be calculated as follows: number of New H Shares = 400 million shares X Aggregate number of actual shares to be issued out of the issue of new A Shares / 1,200 million shares, provided that in any event the issue size shall not exceed the number as approved by the CSRC.

2.       The Company intends to make adjustments to the Issuance, including to the number of New H Shares and the Price per Share, due to change of the market conditions, and Hua Neng HK agrees to accept such adjustments.

NOW, THEREFORE, the Parties agree as follows in respect of the adjustments to the number of New H Shares and the Price per Share:

1.	Adjustment to the number of New H Shares

The Company agreed to issue to Hua Neng HK and Hua Neng HK agreed to subscribe for 500 million New H Shares of the Company while in any event the issue size shall not exceed the number as approved by the CSRC. The New H Shares are not subject to any Encumbrance.

If the aggregate number of shares to be issued out of the issue of new A Shares is less than 1,500 million shares, then the number of New H Shares to be issued to Hua Neng HK shall be adjusted as follows: number of New H Shares = 500 million shares X the aggregate number of actual shares to be issued out of the issue of new A Shares / 1,500 million shares, provided that in any event the issue size shall not exceed the number as approved by the CSRC.

2.	Adjustment to the Price per Share

The Price Determination Date for the new H Shares shall be adjusted to the date of publication of the announcement regarding the resolutions of the Board of the Company on which the proposal on the adjustments to the issue of new shares was considered and approved (i.e. 27 July 2010).

The Price per Share shall be based on the average trading price per H share as quoted on the Stock Exchange for the twenty trading days immediately prior to the Price Determination Date (average trading price of the Company’s H shares for the twenty trading days immediately prior to the Price Determination Date = Aggregate amount of the Company's H Shares traded on the Stock Exchange for the twenty trading days immediately prior to the Price Determination Date / Aggregate number of the Company's H Shares traded on the Stock Exchange for the twenty trading days immediately prior to the Price Determination Date), with a share price premium of 3%. If the Company carries out any distribution of equity interest, conversion of shares from reserve fund or placing having the effect of ex-rights, ex-dividend, etc. prior to the Completion Date, the Price per Share and the number of New H Shares to be issued shall be adjusted correspondingly.

The Parties agree that upon final determination of the Price per Share and the number of New H Shares to be subscribed for by Hua Neng HK, a letter confirming thereof will be signed by the respective authorized representatives of the Parties on the Closing Date, which letter shall be annexed hereto, form an integral part of and have the same legal effect of this Agreement.

3.	Effectiveness and others

This Agreement shall become effective upon due execution by the Company and Hua Neng HK. This Agreement constitutes an integral part of the H Share Subscription Agreement, and if there is any inconsistency between the H Share Subscription Agreement and this Agreement, this Agreement shall prevail.

This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall constitute an original, and all of such counterparts together shall constitute a whole agreement.

2

(Signature page)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

Huaneng Power International, Inc. (seal)

By:	/s/Liu Guoyue
Name:	Liu Guoyue
Title:	President

(Signature page)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

China Hua Neng Group Hong Kong Limited (seal)

By:	/s/Hu Jingfeng
Name:	Hu Jingfeng
Title:	Executive Director

Exhibit D

30 November 2010

Ref No: CHINA HUA NENG/001/2010

China Hua Neng Group Hong Kong Limited
Unit 4611-4618 46th Floor, Office Tower
Convention Plaza
1 Harbour Road
Wanchai
Hong Kong

Dear Sirs,

Re: USD250,000,000 Bilateral Term Loan Facility (the “Facility”)

We are pleased to advise you that China Construction Bank Corporation, Hong Kong Branch (the “Lender”) is prepared to make available the following committed bilateral term loan facility to your company in support of financing the acquisition of the unlisted H shares of Huaneng Power International, Inc. by the Borrower subject to the terms and conditions as stipulated in this letter (the “Facility Letter”).

BORROWER

China Hua Neng Group Hong Kong Limited

FACILITY

A committed bilateral term loan facility up to USD250,000,000 (United States Dollars Two Hundred Fifty Million).

SUPPORT/COLLATERAL

Irrevocable standby letters of credit (the “SBLC”) for a maximum amount of USD258,000,000 (United States Dollars Two Hundred Fifty Eight Million) to be issued by China Construction Bank Corporation, Beijing Branch in the form and substance satisfactory to the Lender.

INTEREST

Term Loan	Lender’s LIBOR + 1.40% per annum.

The interest shall be calculated on the basis of actual number of days elapsed on a year of 360 days. “Lender’s LIBOR” means, in relation to any period with respect to which LIBOR is to be calculated hereunder, the rate per annum at which the Lender is offering deposits in United States Dollars to leading banks in the London interbank market in an amount comparable to the amount in relation to which LIBOR is to be determined for a period comparable to such period.

Interest Period:

The Borrower is entitled to choose the interest period of Loan of twelve (12) months subject to availability of Maturity Date.

Interest is to be payable in arrears on the last day of each successive period of three (3) months and on the last day of each Interest Period. If any sum is not paid when due, that sum shall bear an overdue interest at a rate of 2% per annum above the rate as specified above.

In the event at any time, the applicable Lender’s LIBOR is higher than 8.68% p.a., the Lender shall have the right (i) to shorten the relevant interest period; and/or (ii) to request acceptable top-up collateral or standby letter(s) of credit; and/or (iii) to request for partial payment of the loan and/or to cancel any part of the Facility to ensure that the total amount outstanding under the Facility shall fully be covered by the corresponding SBLC.

“Loan” means any loan made or to be made under the Facility or the principal amount outstanding for the time being of that loan.

ACCEPTANCE DATE

The acceptance date of the Facility (the “Acceptance Date”) shall be the date on which the Borrower accepts he terms and conditions specified in this Facility Letter by way of executing this Facility Letter.

EFFECTIVE DATE

The effective date of the Facility (the “Effective Date”) shall be the date on which the conditions required under the section “Conditions Precedent” are fulfilled in all respects to the satisfaction of the Lender.

COMMITMENT FEE

The Borrower shall pay to the Lender a commitment fee computed and accruing on a daily zero basis, at the rate of point two five per cent (0.25%) per annum on available Facility at the close of business on each day of the Availability Period.

The accrued commitment fee is payable on the last day of the Availability Period.

SPECIAL CONDITIONS

Availability Period:

•	The availability period (“Availability Period”) shall be the period commencing on (and inclusive of) the Effective Date up to (and inclusive of) the date falling three (3) months after the Effective Date; or up to the date as extended and agreed by the Lender.

Final Maturity Date:

•	The final maturity date means the date falling fifteen (15) Business Days before the expiry date of the corresponding SBLC issued by China Construction Bank Corporation, Beijing Branch and in any event not later than 5 years after the Acceptance Date of the Facility.

“Business Day” means a day (other than a Saturday, a Sunday or a public holiday) on which commercial backs are open for general business in Hong Kong and;

(i)	if on that day is to be made under this Facility Letter, in New York; or

(ii)	if on that day LIBOR is to be determined, in London.

Drawdown:

•	Subject to all the conditions required under the section “Conditions Precedent” being received and in form and substance satisfactory to the Lender, drawing of the Loan is allowed provided that (i) receipt of the SBLC issued by China Construction Bank Corporation, Beijing Branch; (ii) drawing of the Loan shall not exceed 97% of the amount of the SBLC and the currency of drawing shall denominate in the same currency of SBLC.
•	The Lender shall have received a duly completed and signed notice of drawing at least five (5) Business Days before an advance is to be made. The notice of drawing given by the Borrower is irrevocable and the drawing amount shall be of minimum of USD10,000,000.
•	The proposed date of drawing must be a Business Day within the Availability Period.
•	Any undrawn amount of the Facility shall be automatically cancelled at the close of Business Day on the last day of the Availability Period unless otherwise agreed by the Lender.

Repayment:

•	The Borrower shall repay the Loan together with accrued interest and other sums (if any) payable by the Borrower on the Final Maturity Date.
•	The Borrower shall give the Lender not less than seven (7) Business Days prior written notice, specify the date and amount which the repayment is to be made; confirm if they will make repayment and provide the relevant details of payment methods.
•	In the event of any failure of providing notice of repayment by the Borrower as mentioned above, the Lender reserves rights to make demand the SBLC.

Voluntary Prepayment:

•	The Borrower shall be entitled to prepay the Loan on the last day of the interest period in full or in part together with accrued interest and other sums (if any) payable by the Borrower up to the day of prepayment on the amount to be prepaid, provided that the Borrower shall have given not less than fourteen (14) days’ prior written notice (which shall be irrevocable) to the Lender of its intention to make such prepayment, specifying the amount to be prepaid and the proposed date of such prepayment.

•	Any notice of prepayment given by the Borrower hereunder is irrevocable and the minimum prepayment amount shall be not less than USD10,000,000 or in its multiples.
•	The Borrower shall on demand pay to the Lender any loss or expense, if any, (including broken funding costs when interest is not falling on the last day of the interest period and any costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency) incurred by the Lender as a consequence of such prepayment.
•	The Borrower may not reborrow any part of the Facility which is prepaid.

CONDITIONS PRECEDENT

The Facility will be available subject to the availability of funds and the receipt of the followings that are in form and substance satisfactory to the Lender:

•	the attached copy of this Facility Letter duly signed and executed by authorised signatories of the Borrower together with supporting board resolutions;
•	security documents as required under “Support/Collateral” on transaction basis corresponding to each drawing;
•	certified copies of the updated constitutional documents of the Borrower;
•	certified list of the updated shareholders and directors of the Borrower;
•	certified list of specimen signatures of the directors and the person(s) of the Borrower
•	authorized to sign any documents in connection with the Facility; and
•	any other documentation as may be reasonably required by the Lender.

UNDERTAKINGS

The Borrower here)y undertakes to:

•	ensure that the proceeds of any Loan will not be directly transferred to any account maintained with any branch of any China Construction Bank Corporation in the People’s Republic of China; and apply the proceeds of the Facility in compliance with laws, regulations and authorization in Hong Kong;
•	ensure that it ligations hereunder will, to the extent such obligations are not secured pursuant to the SBLC, at all times rank pari passu with all its other present and future unsecured and unsubordinated obligations. Save for existing encumbrances, should there be newly pledged collateral in favour of other lenders, the Lender by this provision shall be put on the same footing as such other lenders;
•	deliver to the Lender certified true copies of its annual audited and consolidated, if any, financial statements within 120 days after each fiscal year;
•	maintain its a count with China Construction Bank Corporation, Hong Kong Branch; and
•	notify the Lender promptly of the occurrence of any event which might affect the Borrower’s ability to perform its obligations hereunder or any change in the control of the customer.

The Borrower hereby:

•	Warrants that since the date of last submission of financial statement to the Lender there has been no material adverse change in its financial conditions which would affect its ability to meet its obligations hereunder; and
•	agrees that any certification or determination by the Lender of a rate or amount under this Facility Letter is, in the absence of manifest error, conclusive evidence of the matters to whit it relates.

EVENTS OF DEFAULT

Each of the following events and circumstances shall be an event of default (an “Event of Default”):

Non-payment: the Borrower fails to pay any sum payable hereunder when due or otherwise in accordance with the provisions hereof;

Breach of other obligations: the Borrower fails duly and punctually to perform or comply with any of its obligations or undertakings hereunder and, in respect only of a failure which in the opinion of the Lender is capable of remedy and which is not a failure to pay money, does not remedy such failure to the Lender’s satisfaction within ten (10) days (or such longer period as the Lender may approve) after receipt of written notice from the Lender requiring it to do so;

Misrepresentation: any representation or warranty made or deemed to be made by the Borrower in or in connection with this Facility Letter proves to have been incorrect or misleading in any respect considered by the Lender to be material;

Cross-default: the Borrower defaults or receives notice of default under any agreement or obligation relating to borrowing or any indebtedness of the Borrower becomes payable or capable of being declared payable before its stated maturity or is not paid when due or any encumbrance, guarantee or other security now or hereafter created by the Borrower becomes enforceable, and in each case is not remedied within fourteen (14) days as determined by the Lender at its sole discretion;

Insolvency proceedings: a petition is presented or a proceeding is commenced or an order is made or an effective resolution is passed or any other step is taken by any person for the winding-up, insolvency, administration, reorganization, reconstruction, dissolution or bankruptcy of the Borrower or for the appointment of a liquidator, receiver, administrator, trustee or similar officer of the Borrower or of all or any part of its business or assets, and such petition, proceeding, order, resolution, step or appointment is not discontinued, discharged or terminated within thirty (30) days thereafter.

Analogous events: any event which has an effect equivalent or similar to any of the events described in any of the above paragraphs occurs, mutatis mutandis, in relation to the Borrower;

Cessation or change of business: the Borrower suspends or ceases to carry on its businesses or there is a material change in the assets or in the scope or nature of the business or operations of the Borrower which in any such case might materially and adversely affect the ability of the Borrower to perform its obligations hereunder; and

Material adverse change: any situation occurs which in the opinion of the Lender gives reasonable grounds to believe that a material adverse change in the business or financial of condition or prospects the Borrower has occurred or that the ability of the Borrower to perform its obligations hereunder has been or will be materially and adversely affected.

Declarations: If an Event of Default has occurred the Lender may by written notice to the Borrower:

•	declare the aggregate principal amount advanced and outstanding under the Facilities, all interest accrued thereon and all other sums payable hereunder to be, whereupon they shall become, immediately due and payable without further demand, notice or other legal formality of any kind; and/or
•	declare the Facilities terminated whereupon the obligation of the Lender to make further advances hereunder (if not yet made) shall immediately cease.

DISCLOSURE

The Borrower agrees that throughout the continuance of the Facility and so long as any sum is outstanding under the Facility, the Lender may provide China Construction Bank Corporation, Beijing Branch with any information about the Facility (including but not limited to the followings) without the prior written consent of the Borrower:

•	a copy of this Facility Letter and any amendment and/or supplement to this Facility Letter; and
•	a copy of its annual audited financial statement.

INCREASED COST

In any change applicable regulation to any payment hereunder (other than taxes on the overall net income of the Lender) and the result thereof is the increase of the costs to the Lender of making, funding or maintaining the loan or is the reduction of any amount to be received from the Borrower or the SBLC issuer by the Lender hereunder or the effective return to it, then the Borrower will immediately upon demand pay to the Lender such amounts as shall be required to indemnify the Lender for such increase of costs or reduction.

TAXATION

All payments by the Borrower under the Facility shall be made in full, free and clear of any withholdings or other deduction of similar nature. In the event that any withholdings or deduction in respect of taxes are imposed by law, the Borrower shall make additional payments (gross up) such that the receiving party shall receive the full amount as if no withholdings or de duction have been imposed.

EXPENSES

The Borrower shall forthwith on demand pay to and reimburse the Lender on a full indemnity basis for all costs, charges and expenses (including legal fees and other out-of-pocket by the expenses) incurred by the Lender in negotiating, documenting and executing this Facility Letter and the documentation required hereunder and any amendments, waivers or supplemental agreements to any of them or in suing for or seeking to recover any sum due or otherwise preserving or enforcing any of the Lender’s rights hereunder.

GOVERNING LAW AND JURISDICTION

This Facility Letter and the execution hereof shall be governed by and construed in accordance with the laws of Hong Kong SAR. The Borrower hereby irrevocably agrees to submit to the non-exclusive jurisdiction of the Hong Kong courts.

Please indicate your acceptance of the above terms and conditions by signing and returning to his us the duplicate of this Facility Letter on or before 30 December 2010, after which date this offer shall lapse.

We are pleased to be of service to you and look forward to a mutually beneficial relationship.

Yours faithfully,
For and on behalf of
CHINA CONSTRUCTION BANK CORPORATION
HONG KONG BRANCH

/s/ Zhang Jun

Zhang Jun
Deputy General Ma lager

We, as Borrower, hereby accept the above-mentioned terms and conditions for the captioned Facility.

For and on behalf of
CHINA HUA NENG GROUP HONG KONG LIMITED

/s/ Zheng Xiangyun

Authorised Signature(s)
Name(s): Zheng Xiangyun
Date: